FILE NO. 70-8875

                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549
                             POST-EFFECTIVE AMENDMENT NO. 12
                                        TO
                                     FORM U-1
                                 (AMENDMENT NO. 14)

APPLICATION/DECLARATION UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Northeast Utilities                            Holyoke Water Power Company
Western Massachusetts Electric Company          Canal Street
174 Brush Hill Avenue                            Holyoke, MA 01040
West Springfield, MA 01090-0010

The Connecticut Light and Power Company        Public Service Company
NU Enterprises, Inc.                            of New Hampshire
Northeast Generation Service Company           North Atlantic Energy
Northeast Generation Company                    Corporation
Select Energy, Inc.                            1000 Elm Street
Mode 1 Communications, Inc.                    Manchester, NH 03015
107 Selden Street
Berlin, CT 06037

(Name of companies filing this statement and addresses of principal executive offices)

                            NORTHEAST UTILITIES
                   (Name of top registered holding company)

                           Cheryl W. Grise, Esq.
              Senior Vice President, Secretary and General Counsel
                        Northeast Utilities Service Company
                                 P.O. Box 270
                            Hartford, CT 06141-0270
                     (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to

Jeffrey C. Miller            David R. McHale       Richard C. MacKenzie, Esq.
Assistant General Counsel    Vice President and    Day, Berry & Howard LLP
Northeast Utilities          Treasurer             185 Asylum Street
Service Company              Northeast Utilities    CityPlace I
P.O. Box 270                 Service Company        Hartford, CT 06103-0343
Hartford, CT 06141-0270      P.O. Box 270
                             Hartford, CT 06141-0270

The Application/Declaration in this proceeding is further amended by the amendment and restatement in full of Post-Effective Amendment No. 11 (Amendment No. 13), as follows:

                               BACKGROUND

1.  By Order dated November 20, 1996 (HCAR No. 35-26612), Supplemental
Order dated February 11, 1997 (HCAR No. 35-26665), Supplemental Order dated March 25, 1997 (HCAR No. 35-26692), Supplemental Order dated May 29, 1997 (HCAR No. 35-26721), Supplemental Order dated January 16, 1998 (HCAR No. 35-26816) and Supplemental Order dated May 13, 1999 (HCAR No. 35-27004) in this File No. 70-8875, the Commission, among other things, authorized the short-term borrowing limits for Northeast Utilities ("NU"), The Connecticut Light and Power Company ("CL&P") and Western Massachusetts Electric Company ("WMECO") for the period to and including December 31, 2000 (the "Authorization Period"). The short-term borrowings for NU, CL&P and WMECO (collectively, the "Borrowers") have taken and will take a variety of forms, including short-term notes issued to bank and non-bank lending institutions through formal and informal credit lines, commercial paper issuances, open-account advances by NU to certain of its subsidiaries and use of the NU system money pool. Among the formal credit lines with lending institutions currently in effect are a revolving credit facility to which CL&P and WMECO are parties (the "Existing System Revolver") and an unsecured revolving credit facility for NU (the "Existing NU Facility"). Both the Existing System Revolver and the Existing NU Facility will expire on November 21, 1999 and will be replaced by various short-term borrowings for which authorization is being sought hereunder. Proceeds from new credit facilities which the Borrowers expect to enter into covering the remainder of the Authorization Period will be used (i) to replace outstanding borrowings under the existing credit facilities expiring on November 21, 1999; (ii) to fund maturities of long term outstanding debt (projected to be approximately $200 for CL&P and $60 for WMECO during the Authorization Period) and (iii) to continue to
provide access to working capital.   The Borrowers wish to amend the
Application to seek authorization for them to continue to incur short-term debt during the remainder of the Authorization Period on the terms as described herein.

2. In addition, (1) WMECO seeks Commission authorization to increase its short-term borrowing limit from $150 million to $250 million for the remainder of the Authorization Period; and (2) NU seeks Commission authorization to increase its short-term borrowing limit from $200 million to $400 million for the remainder of the Authorization Period. NU believes a higher level of short-term authorization is required to provide the flexibility and support of its regulated and unregulated subsidiaries which is needed to compete effectively in the rapidly changing energy industry.(1)

                     AMENDMENTS TO THE APPLICATION

To reflect the foregoing, the Application/Declaration, as amended(2) (the "Application") in this proceeding is further amended as follows:

3.   The following Paragraph 1A is added:

The Applicants hereby seek authorization to engage in certain financing transactions for which the specific terms and conditions are not known at this time, and which may not be covered by Rule 52, without further approval by the Commission. The short-term borrowings for NU, CL&P and WMECO (collectively, the "Borrowers") have taken and will take a variety of forms, including short-term notes issued to bank and non-bank lending institutions through formal and informal credit lines, commercial paper issuances, open-account advances by NU to certain of its subsidiaries and use of the NU system money pool. The following general terms will be applicable to the financing transactions requested to be authorized hereby. The effective cost of money on borrowings occurring pursuant to the authorization granted under this Application will not exceed 400 basis points over the base rate in effect from time to time of the bank or financial institution identified for such purpose with respect to the relevant financing or, if no such base rate is identified, the base rate in effect from time to time of a representative money center bank. The maturity of debt incurred will not exceed 364 days. The fees, commissions, or other similar remuneration paid in connection with the issuance of such debt or the entering into of credit facilities with respect to debt incurred pursuant to the Application will not exceed 3% of the principal amount of such debt. Borrowings from banks and other financial institutions may be either unsecured or secured. To the extent required, the provision of any collateral to secure debt incurred pursuant to this Application will be approved by applicable state regulatory commissions. Specific terms of any borrowings will be determined by the Borrowers at the time of issuance and will comply in all regards to the parameters of financing authorizations set forth above. A copy of any note or agreement executed pursuant to this Authorization will be filed under cover of the next quarterly report under Rule 24. Because the borrowing needs of NU and WMECO may exceed the limits previously authorized by the Commission, NU and WMECO seek to increase their short-term maximum borrowing limits to $400 million and $250 million, respectively. The proceeds of the new credit arrangements will provide the Borrowers with continued access to working capital and serve as a source of funds pending receipt of proceeds from asset sales and securitization.

_________________________________
(1) NU will apply to the Commission in due course for such additional authorization as it may need to effect the financing of the purchase price for Yankee Energy System, Inc. (which is the subject of NU's application in File No. 70-9535) in a separate application.

(2) The original Application/Declaration in Northeast Utilities, et. al,
File No. 70-8875 (dated as of June 19, 1996), has been amended twelve (12) times: (i) Amendment No. 1, dated as of October 30, 1996, (ii) Amendment No. 2, dated as of November 19, 1996, (iii) Post-Effective Amendment No. 1 (Amendment No. 3), dated as of January 28, 1997, (iv) Post-Effective Amendment No. 2 (Amendment No. 4), dated as of April 23, 1997, (v) Post-Effective Amendment No. 3 (Amendment No. 5), dated as of May 16, 1997, (vi) Post-Effective Amendment No. 4 (Amendment No. 6), dated as of May 27, 1997,
(vii) Post-Effective Amendment No. 5 (Amendment No. 7), dated as of May 28, 1997, (viii) Post-Effective Amendment No. 6 (Amendment No. 8), dated as of May 30, 1997, (ix) Post-Effective Amendment No. 7 (Amendment No. 9), dated as of November 20, 1997, (x) Post-Effective Amendment No. 8 (Amendment No. 10), dated as of December 31, 1997, (xi) Post-Effective Amendment No. 9 (Amendment No. 11), dated as of January 14, 1998, and (xii) Post-Effective Amendment No. 10 (Amendment No. 12), dated as of March 3, 1999.



4. Paragraphs 2, 3, 4, 5, 6, 11, 23, 25, 28, and 29 of the Application are hereby amended to the extent inconsistent with paragraph 3 above.

5. To account for increases in WMECO's limits on short-term debt, paragraph 27 is amended by substituting "$400 million in the case of NU" for "$200 million in the case of NU" and "$250 million in the case of WMECO" for "$150 million in the case of WMECO", where such phrases appear therein. No change is requested with respect to the limits on short-term debt borrowings for CL&P, PSNH, HWP or NAEC.

6. The following additional exhibits and financial statements are filed herewith:

(a)       Exhibits
    I.3   Proposed Form of Notice*

    (b)   Financial Statements

      1.  Northeast Utilities*

      1.1 Balance Sheet, per books and pro forma, as of June 30, 1999.

      1.2 Statement of Income, per books and pro forma, for 12 months ended June 30, 1999 and capital structure, per books and pro forma, as of June 30, 1999.

      3.   Western Massachusetts Electric Company*

      3.1  Balance Sheet, per books and pro forma, as of June 30, 1999.

      3.2 Statement of Income, per books and pro forma, for 12 months ended June 30, 1999 and capital structure, per books and pro forma, as of June 30, 1999.


* Previously filed.


                                    SIGNATURES
Pursuant to the requirements of the Public Utility Holding Company
Act of 1935, as amended, the undersigned have duly caused this Post-Effective Amendment to be signed on behalf of each of them by the undersigned thereunto duly authorized.

Date:  October 26, 1999

NORTHEAST UTILITIES
WESTERN MASSACHUSETTS ELECTRIC COMPANY
PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
HOLYOKE WATER POWER COMPANY
NORTH ATLANTIC ENERGY CORPORATION
NU ENTERPRISES, INC.
NORTHEAST GENERATION COMPANY
NORTHEAST GENERATION SERVICE COMPANY
SELECT ENERGY, INC.
MODE 1 COMMUNICATIONS, INC.

 By:/s/David R. McHale
 David R. McHale
 Vice President and Treasurer

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 26, 1999

THE CONNECTICUT LIGHT AND POWER COMPANY

By:/s/Randy A. Shoop
Randy A. Shoop
Treasurer